EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

The following is a list of our active subsidiaries as of December 31, 2018, including the jurisdiction of incorporation of each and the names under which such subsidiaries conduct business. In the case of each subsidiary which is indented, its immediate parent owns beneficially all of the voting securities.

VGR Holding LLC	Delaware
Liggett Group LLC	Delaware
Vector Tobacco Inc.	Virginia
New Valley LLC	Delaware
NV Greenwich Holdings LLC	Delaware
NV QP LLC	Delaware
DER Holdings LLC	Delaware
Douglas Elliman Realty, LLC	New York

Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.